Unaudited Interim Financial Statements

Cumberland Resources Ltd.

March 31, 2005

Cumberland Resources Ltd.

BALANCE SHEETS

(Unaudited)

 (Canadian dollars)

	March 31 2005	December 31 2004
	$	$

ASSETS
Current
Cash and cash equivalents [note 2]	10,606,869	10,063,509
Short term investments [note 2]	25,995,463	27,062,928
Accrued interest receivable	52,882	216,499
Accounts receivable	98,280	109,317
Due from joint venturer	4,108	65,899
Prepaid expenses and other assets	920,390	384,541
Total current assets	37,677,992	37,902,693
Mineral property interests	8,246,083	8,246,083
Capital assets, net [note 3]	4,647,111	4,676,302
Reclamation deposit [note 7(b)]	605,000	605,000
Investments in public companies [note 8]	37,905	89,205
	51,214,091	51,519,283

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	664,283	532,949
Current portion of capital leases	362,592	358,578
Total current liabilities	1,026,875	891,527
Accrued site closure costs [note 4]	453,327	443,759
Capital leases	107,182	197,088
Commitments and contingencies [note 7]
Shareholders’ equity
Share capital [note 6[a]]	112,404,856	112,404,856
Contributed surplus [note 6[b]]	3,406,227	3,313,940
Deficit	(66,184,376)	(65,731,887)
Total shareholders’ equity	49,626,707	49,986,909
	51,214,091	51,519,283

See accompanying notes to financial statements

Cumberland Resources Ltd.

STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

(Canadian dollars)

For the three month periods ended March 31,

	2005	2004
	$	$

REVENUE
Option receipts	500,000	500,000
Interest revenue	216,810	296,387
Gain on sale of investments in public companies [note 8]	643,649	811,567
	1,360,459	1,607,954

EXPENSES
Exploration and development costs [note 5]	1,103,617	2,039,047
Employee compensation	171,265	180,133
Stock-based compensation [note 6[b]]	92,287	224,690
Public and investor relations	71,474	56,415
Office and miscellaneous	104,320	131,332
Legal, audit and accounting	51,985	84,050
Other fees and taxes	60,513	121,504
Insurance	119,107	102,152
Depreciation and amortization	13,460	13,371
Accrued site closure costs – accretion expense	9,568	7,006
Interest expense on capital leases	15,352	21,544
	1,812,948	2,981,244
Net loss for the period	452,489	1,373,290

Deficit, beginning of period	65,731,887	55,205,622
Deficit, end of period	66,184,376	56,578,912

Basic and Diluted loss per share	$0.01	$0.03

Weighted average number of share outstanding	54,973,941	54,351,610

See accompanying notes to financial statements

Cumberland Resources Ltd.

STATEMENTS OF CASH FLOWS

(Unaudited)

(Canadian dollars)

For the three month periods ended March 31,

	2005	2004
	$	$

OPERATING ACTIVITES
Net loss for the period	(452,489)	(1,373,290)
Add (deduct) items not affecting cash:
Depreciation and amortization	13,460	13,371
Accrued site closure costs – accretion expense	9,568	7,006
Exploration related amortization	29,831	46,927
Gain on sale of investment in public companies	(643,649)	(811,567)
Stock-based compensation	92,287	224,690
Net changes in non-cash working capital items:
Accrued interest receivable	163,617	33,436
Accounts receivable	11,037	39,948
Due from joint venturer	61,791	5,994
Prepaid expenses	(535,849)	(405,716)
Accounts payable and accrued liabilities	131,334	468,233
Cash used in operating activities	(1,119,062)	(1,750,968)

FINANCING ACTIVITIES
Issuance of common shares	-	583,058
Repayment of capital lease obligation	(85,892)	(79,698)
Cash provided by (used in) financing activities	(85,892)	503,360

INVESTING ACTIVITIES
Purchase of capital assets	(14,100)	(443,236)
Short term investments	1,067,465	3,139,890
Proceeds on sale of investment in public companies	694,949	907,567
Cash provided by investing activities	1,748,314	3,604,221

Increase in cash and cash equivalents during the period	543,360	2,356,613
Cash and cash equivalents, beginning of period	10,063,509	24,270,017
Cash and cash equivalents, end of period	10,606,869	26,626,630

Supplemental information:
Interest paid	15,352	21,544

See accompanying notes to financial statements

Cumberland Resources Ltd.

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

March 31, 2005

1. BASIS OF PRESENTATION

The accompanying interim financial statements of Cumberland Resources Ltd. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

These interim financial statements follow the same significant accounting policies and methods of application as the Company’s annual financial statements for the year ended December 31, 2004 (the “Annual Financial Statements”).  The interim financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for these interim periods are not necessarily indicative of the result that may be expected for the full fiscal year ending December 31, 2005.  The majority of exploration costs are incurred in the second and third quarters of the fiscal year due to the seasonal weather conditions in Nunavut Territory.  Option receipts are received from the operator of the Meliadine West joint venture in the first quarter.

2. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in investment grade debt and banker's acceptances, with terms to maturity of 90 days or less when acquired.  The counter-parties are financial institutions.  At March 31, 2005, these instruments were yielding a weighted average interest rate of 2.3% per annum (at December 31, 2004 – 2.4% per annum).

Short-term investments comprise highly liquid Canadian dollar denominated investments in investment grade debt and banker's acceptances with maturities to March 7, 2006.  The counter-parties include the Canadian government and financial institutions.  At March 31, 2005, these instruments were yielding a weighted average interest rate of 2.5% per annum (at December 31, 2004 – 2.2% per annum).

The fair market value of the cash equivalents and short-term investments approximates their carrying values at March 31, 2005.

Cumberland Resources Ltd.

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

March 31, 2005

3. CAPITAL ASSETS

Capital assets are comprised as follows:

	Cost	Accumulated amortization	Net book value Mar 31, 2005	Net book value Dec 31, 2004
	$	$	$	$

Exploration equipment	1,408,823	894,716	514,107	543,938
Computer equipment	261,878	155,932	105,946	119,083
Office equipment	120,790	115,871	4,919	5,242
Construction in progress	4,022,139	-	4,022,139	4,008,039
	5,813,630	1,166,519	4,647,111	4,676,302

4. ACCRUED SITE CLOSURE COSTS

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.  Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $453,327 at March 31, 2005 (December 31, 2004 - $443,759) based on the expected payments of $1,081,404 to be made primarily in 2017, discounted at interest rates of 8.5% or 10.0% per annum.

The liability for accrued site closure costs is comprised as follows:

$

Accrued site closure costs, December 31, 2004	443,759
Additional liabilities incurred during the period	-
Accrued site closure costs – accretion expense	9,568
Accrued site closure costs, March 31, 2005	453,327

Cumberland Resources Ltd.

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

March 31, 2005

5. EXPLORATION AND DEVELOPMENT COSTS

The following is a summary of exploration and development costs incurred by the Company related to its mineral property interests in Meadowbank and Meliadine East, for the three month periods ended March 31:

	2005	2004
	$	$

Meadowbank (100% interest):
Drilling	-	56,169
Transportation and freight	96,057	217,357
Contracts and personnel	147,883	247,877
Supplies and equipment	87.793	191,732
Other exploration costs	76,029	123,596
Environmental and permitting costs	379,426	660,324
Feasibility and engineering	285,260	538,080
	1,072,448	2,035,135
Meliadine East (50% interest):
Exploration costs	22,487	7,824
Recoveries from joint venture partner	(4,108)	(3,912)
	18,379	3,912

Other projects	12,790	-

Total exploration and development costs	1,103,617	2,039,047

Cumberland Resources Ltd.

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

March 31, 2005

6. SHARE CAPITAL

[a]

Common shares

As at March 31, 2005 and December 31, 2004, the Company has an unlimited number of authorized common shares with no par value.

As at March 31, 2005 and December 31, 2004, the Company has 54,973,941 common shares issued and outstanding.

[b]

Stock options

At March 31, 2005 there are options outstanding under the Company’s Incentive Share Option Plan of 1995 (as amended) to issue 3,268,628 common shares of the Company.  The exercise price of these options ranges from $0.80 to $4.85 and their expiry dates range from December 17, 2004 to May 13, 2013. At March 31, 2005, 4,958,894 common shares were reserved for issuance pursuant to the incentive share option plan.

The following table summarizes information about the share options outstanding and exercisable at March 31, 2005:

	Outstanding			Exercisable
Range $	Total # of shares	Weighted average exercise price	Weighted average contract life remaining	Total # of shares	Weighted average exercise price

0.80 - 1.85	262,500	1.24	1.65	225,000	1.14
2.00 - 2.65	2,638,628	2.16	3.63	2,308,628	2.16
3.56 - 4.85	367,500	4.78	3.64	367,500	4.78
	3,268,628	2.38	3.47	2,901,128	2.41

There were no options granted or exercised in the three month period ended March 31, 2005. The Company recognized total stock compensation expense of $92,287 for the three month period ended March 31, 2005 (three months ended March 31, 2004 - $224,690) in accordance with the fair value based method of accounting for stock compensation, with the offsetting credit recorded as an increase in contributed surplus.

Cumberland Resources Ltd.

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

March 31, 2005

7. COMMITMENTS AND CONTINGENCIES

[a]

The Company has a contingent loan balance which totals $15,512,549 as at March 31, 2005 [December 31, 2004 - $15,121,045].  This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

[b]

The Company has a $605,000 deposit at a financial institution that is serving as collateral for a letter of credit.  The letter of credit has been pledged in favour of the Kivalliq Inuit Association (“KIA”) under the term of a commercial lease agreement with the KIA, dated November 30, 2004.  The deposit is bearing interest at market rates.  The deposit will be returned when the Company has satisfied its legal obligations with respect to site reclamation at the Meadowbank mineral property in Nunavut (see Note 4).

[c]

The Company has committed to use certain third party mobile equipment between 2005 and 2007. Whereas the ultimate commitment amount will depend on usage, the maximum commitment amount is approximately $4 million.

[d]

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Three of these agreements also provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As of March 31, 2005, the estimated contingent payment with respect to such bonuses is approximately $1.2 million, none of which has been accrued.

[e]

The Company is committed to future minimum annual rent payments under operating lease agreements over the next three years as follows:

$

2005 (remainder)	163,553
2006	190,000
2007	159,000

Cumberland Resources Ltd.

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

March 31, 2005

8. GAIN ON SALE OF INVESTMENTS IN PUBLIC COMPANIES

During the three month period ended March 31, 2005 the Company sold 855,000 shares (three months ended March 31, 2004 – 1,600,000 shares) of Eurozinc Mining Corporation (“Eurozinc”) for net proceeds of $694,949 (three months ended March 31, 2004 - $907,567), resulting in a gain of $643,649 (three months ended March 31, 2004 - $811,567).

The market value of the Company’s Eurozinc shares based on the quoted share trading price at March 31, 2005 is $562,500 (625,000 shares at $0.90 per share). This amount may not be reflective of what the Company would realize on liquidation of its investment.

9. SUBSEQUENT EVENT

Subsequent to March 31, 2005, the Company has sold an additional 150,000 shares of Eurozinc Mining for net proceeds of approximately $0.1 million, resulting in a gain of approximately $0.1 million.